Exhibit 99.90

ImmunoPrecise Commences Application Process to Dual List on NASDAQ

VICTORIA, BC, Sept. 10, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTCQB: IPATF) ( FSE:TQB2), a provider of best-in-class therapeutic antibody discovery capabilities for the global pharmaceutical and biotech industries, is pleased to announce that it has commenced the application process to dual list its stock on the NASDAQ Capital Market (“NASDAQ”).

By listing on NASDAQ, the Company believes that it will gain greater exposure and access to a larger base of retail and institutional investors in the United States and internationally. NASDAQ is the world’s pre-eminent exchange for biotech and pharma companies.

The listing of the Company’s common shares on NASDAQ remains subject to the approval of the exchange and satisfaction of all applicable listing requirements. The Company plans to provide updates on its progress as it advances toward this goal.

Dr. Jennifer Bath, CEO of ImmunoPrecise, comments, “We have worked very hard to meet the requirements for Nasdaq and believe that we meet substantially all the requirements. Our plan to move to a senior U.S. exchange reflects our success and momentum in growing our CRO business, as well as advancement of our robust therapeutic pipeline. Moreover, we believe that listing on Nasdaq will provide a broader platform as we execute on upcoming catalysts, including near-term milestones related to our COVID-19 therapeutic and diagnostic programs. We believe that listing on Nasdaq will also help broaden our shareholder base, increase appeal to institutional investors, allow for inclusion in key indexes and ETFs, as well as provide shareholders with enhanced liquidity.”

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a global technology platform company with end-to-end solutions empowering companies to discover and develop therapies against any disease. The Company’s experience and cutting-edge technologies enable unparalleled support of its partners in their quest to bring innovative treatments to the clinic. ImmunoPrecise’s full-service capabilities dramatically reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. These statements include, but are not limited to, statements regarding the Company’s plan and ability to list on NASDAQ. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, the Company’s ability to complete the NASDAQ listing process in a timely manner or at all, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the previous quarter ended January 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE ImmunoPrecise Antibodies Ltd.

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%SEDAR: 00005542E

For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, B.C., V7Y 1G5, Canada.

CO: ImmunoPrecise Antibodies Ltd.

CNW 07:30e 10-SEP-20